Exhibit 99.3

SOPHiA GENETICS Reports Second Quarter 2025 Results
BOSTON, United States and ROLLE, Switzerland, August 5, 2025 — SOPHiA GENETICS (Nasdaq: SOPH), a cloud-native software company and leader in data-driven medicine, today reported financial results for the second quarter ended June 30, 2025.
Second Quarter 2025 Financial Results
•Revenue was $18.3 million, up 16% year-over-year
•Gross margin was 67.0% on a reported basis and 74.4% on an adjusted basis, up from 68.2% reported and 73.2% adjusted in the prior year period
•IFRS net loss increased 48% year-over-year to $22.4 million (or 23% excluding foreign exchange impact); Adjusted EBITDA loss increased 33% to $11.7 million; Cash burn improved 35% to $8.7 million (or 10% excluding foreign exchange impact)
•The company reiterates full-year guidance of revenue between $72 million and $76 million and adjusted EBITDA loss between $35 million and $39 million

"We delivered another strong quarter of revenue growth in Q2 with 16% year-over-year growth, as new business continues to ramp and transformative applications like MSK-ACCESS® powered with SOPHiA DDMTM gain adoption,” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder. “The scalable, hyper-efficient data processing capabilities of SOPHiA DDMTM enabled us to expand adjusted gross margins by 120bps year-over-year to 74.4%, despite the increase in volume and data computed. This, in combination with prudent cost management, brought cash burn to $8.7 million in the quarter, a 35% improvement year-over-year.”

Camblong added, “In addition to the strong performance, we also secured impressive new business wins in Q2 to fuel future growth. We signed 35 new core genomics customers in Q2 by capitalizing on robust Clinical demand across geographies and innovative new applications. We also announced the largest contract in company history with the signing of a multi-year AI breast cancer partnership with AstraZeneca, which demonstrates the significant value of the SOPHiA GENETICS’s network and AI capabilities to BioPharma.”

Second Quarter 2025 Business Highlights

Expanding usage of SOPHiA DDMTM worldwide
•Performed 95,000 analyses on SOPHiA DDMTM, representing 9% year-over-year volume growth
•Reached 490 core genomics customers as of June 30, 2025, up from 457 customers at the end of Q2 2024
•Recorded the first wave of material volume from MSK-ACCESS® powered with SOPHiA DDMTM , the new, sophisticated Liquid Biopsy application carrying higher-than-average selling prices
•Significantly expanded our long-standing partnership with Dasa, the largest medical diagnostics company in Latin America; Dasa is adopting HemOnc and Rare Disease applications in addition to the Hereditary Cancer, Solid Tumor, and Liquid Biopsy applications they run today

Landing new Clinical customers to fuel future Platform growth
•Continued delivering robust new business momentum by landing an all-time high of 35 new customers in Q2 2025 who will implement SOPHiA DDMTM and begin generating revenue over the next twelve months, up from 19 new customers signed in Q2 2024
•Signed major new customers in the central lab category, including Igenomix, a global reproductive health and fertility reference lab, who is adopting SOPHiA DDMTM for Rare and Inherited Disorder applications, and Simply PCR in Toronto, Canada, who is adopting MSK-ACCESS® powered with SOPHiA DDMTM

Accelerating growth with new applications
•Signed 11 new customers to MSK-ACCESS® powered with SOPHiA DDMTM in Q2, including King Faisal Specialist Hospital & Research Center in Riyadh, Saudi Arabia; Hospital del Mar Research Institute in Barcelona, Spain; Instituto Oncologico Veneto in Padua, Italy; Tata Memorial Hospital in Mumbai, India; and Royal North Shore Hospital in Sydney, Australia

•Reached a total of 50 customers signed-to-adopt the Liquid Biopsy application MSK-ACCESS® powered with SOPHiA DDMTM, with the majority expected to complete implementation and begin generating revenue over the next 6 months

Driving strong business growth in the U.S. market
•Delivered over 19% year-over-year U.S. revenue growth excluding BioPharma in Q2 2025
•Signed major new customers including The University of California (UC), Irvine Pathology Lab who is adopting Solid Tumor and HemOnc applications and The University of Alabama Birmingham (UAB) Hospital who is adopting SOPHiA DDMTM for HemOnc

Leveraging SOPHiA DDMTM to deliver value to BioPharma partners
•Signed a major, multi-year expansion of the partnership with AstraZeneca to leverage SOPHiA GENETICS’s multimodal AI factories to optimize outcomes for individuals undergoing treatment for breast cancer
•Engaged to (1) develop a bespoke AI-powered predictive model aimed at optimizing breast cancer patient outcomes and (2) generate real-world evidence in Europe and North America to uncover key drivers of treatment efficacy, address critical knowledge gaps, and enhance clinical decision-making through deeper insights

Growing sustainably by maintaining an obsession with operational excellence
•Achieved a 74.4% adjusted gross margin, up 120bps year-over-year, by continuing to optimize compute costs and leverage the scale of the cloud-native SOPHiA DDMTM platform
•Ended Q2 2025 with $94.8 million in cash and cash equivalents after drawing $35 million as part of the second tranche of the credit facility available with Perceptive Advisors, strengthening our capital position to support future growth initiatives
•The Company reaffirms commitment to profitable growth and expects to be approaching adjusted EBITDA breakeven by the end of 2026 and crossing over to positive adjusted EBITDA in the second half of 2027

2025 Financial Outlook

Based on information as of today, SOPHiA GENETICS is reaffirming the previously provided guidance of:
•Full-year revenue between $72 million and $76 million, representing growth of approximately 10% to 17% compared to FY 2024
•Adjusted EBITDA loss between $35 million and $39 million, compared to $40.2 million in FY 2024

Non-IFRS Financial Measures
Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking adjusted gross margin (non-IFRS measure) to gross margin (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses that are necessary for such reconciliation. In addition, the Company does not provide a reconciliation of forward-looking adjusted operating loss (non-IFRS measure) to operating loss (the most comparable IFRS financial measure), due to the inherent difficulty in forecasting and quantifying amortization of capitalized research & development expenses and intangible assets, share-based compensation expenses, and non-cash portion of pensions paid in excess of actual contributions, that are necessary for such reconciliation.

To provide investors with additional information regarding the company’s financial results, SOPHiA GENETICS has disclosed here and elsewhere in this earnings release the following non-IFRS measures:

•Adjusted gross profit, which the company calculates as revenue minus cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit margin, which the company calculates as adjusted gross profit as a percentage of revenue;
•Adjusted operating loss, which the company calculates as operating loss adjusted to exclude amortization of capitalized research and development expenses, amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense.

•Adjusted EBITDA, which the company calculates as loss for the period before depreciation, amortization, interest income, interest expense, fair value adjustments on warrant obligations, foreign exchange (losses) gains, net, income tax (expense) benefit, share-based compensation expense, non-cash pension expenses, and costs associated with restructuring.

These non-IFRS measures are key measures used by SOPHiA GENETICS management and board of directors to evaluate its operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, the company believes that these non-IFRS measures provide useful information to investors and others in understanding and evaluating its operating results in the same manner as its management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of SOPHiA GENETICS’ results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of depreciation. Although depreciation is a non-cash charge, the assets being depreciated may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of interest expense. Interest expense will continue to be for the foreseeable future a recurring expense based on the company’s financial liabilities;
•These non-IFRS measures exclude the impact of interest income. Interest income will continue to be for the foreseeable future recurring income based on the company’s financial assets;
•These non-IFRS measures exclude the impact of income taxes. Income taxes will continue to be for the foreseeable future a recurring expense incurred in the various jurisdictions in which the company operates;
•These non-IFRS measures exclude the impact of foreign exchange gains (losses),net. Foreign exchange gains and losses will continue to be for the foreseeable future a recurring expense incurred as the company participates in transactions outside of the company’s functional currency;
•These non-IFRS measures exclude the impact of fair value adjustments of warrant obligations. Fair value adjustments on warrant obligations will continue to be for the foreseeable future a recurring expense incurred as the company has outstanding warrant obligations;
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Amortization of these assets will continue to be for the foreseeable future a recurring expense incurred as the Company continues to invest in developing revenue-generating products through research and development. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in the company’s business and an important part of its compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in the business; and
•Other companies, including companies in the company’s industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.

Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue
SOPHiA GENETICS operates internationally, and its revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on the company’s customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When the company uses the term “constant currency”, it means that it has translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. The company then calculates the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
The company’s management and board of directors use constant currency revenue growth to evaluate growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of customer acquisition efforts and land-and-expand strategy. Accordingly, it believes that this non-IFRS measure provides useful information to investors and others in understanding and evaluating revenue growth in the same manner as the management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of its revenue and could significantly impact performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and other IFRS results.
The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Earnings Call and Webcast Information

SOPHiA GENETICS will host a conference call and live webcast to discuss the second quarter 2025 results on Tuesday, August 5, 2025, at 8:00 a.m. (08:00) Eastern Time / 2:00 p.m. (14:00) Central European Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website, ir.sophiagenetics.com. Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native healthcare technology company on a mission to expand access to data-driven medicine by using AI to deliver world-class care to patients with cancer and rare disorders across the globe. It is the creator of SOPHiA DDM™, a platform that analyzes complex genomic and multimodal data and generates real-time, actionable insights for a broad global network of hospital, laboratory, and biopharma institutions. For more information, visit SOPHiAGENETICS.COM and connect with us on LinkedIn.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding SOPHiA GENETICS future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on SOPHiA GENETICS’ management’s beliefs and assumptions and on information currently available to the company’s management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in the company’s filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this press release speak only as of its date. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in the company’s expectations or any change in events, conditions, or circumstances on which such statements are based, unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor and Media Contact:
Kellen Sanger
IR@sophiagenetics.com
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$18,323	$15,808	$36,102	$31,587
Cost of revenue	(6,053)	(5,032)	(11,624)	(10,406)
Gross profit	12,270	10,776	24,478	21,181
Research and development costs	(8,493)	(7,958)	(17,611)	(17,349)
Selling and marketing costs	(10,034)	(7,258)	(17,568)	(14,209)
General and administrative costs	(12,301)	(10,583)	(23,901)	(23,408)
Other operating income, net	66	18	74	24
Operating loss	(18,492)	(15,005)	(34,528)	(33,761)
Interest income	419	951	869	1,852
Interest expense	(559)	(501)	(1,218)	(644)
Fair value adjustments on warrant obligations	58	84	20	84
Foreign exchange (losses) gains, net	(3,078)	(561)	(3,677)	4,049
Loss before income taxes	(21,652)	(15,032)	(38,534)	(28,420)
Income tax expense	(762)	(161)	(1,265)	(477)
Loss for the period	(22,414)	(15,193)	(39,799)	(28,897)
Attributable to the owners of the parent	(22,414)	(15,193)	(39,799)	(28,897)

Basic and diluted loss per share	$(0.33)	$(0.23)	$(0.59)	$(0.44)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Loss for the period	$(22,414)	$(15,193)	$(39,799)	$(28,897)
Other comprehensive (loss) income:
Items that may be reclassified to statement of loss
Currency translation adjustments	9,016	252	11,602	(9,139)
Total items that may be reclassified to statement of loss	9,016	252	11,602	(9,139)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	46	(41)	93	(58)
Total items that will not be reclassified to statement of loss	46	(41)	93	(58)
Other comprehensive (loss) income for the period	$9,062	$211	$11,695	$(9,197)
Total comprehensive loss for the period	$(13,352)	$(14,982)	$(28,104)	$(38,094)
Attributable to owners of the parent	$(13,352)	$(14,982)	$(28,104)	$(38,094)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheets
(Amounts in USD thousands)
(Unaudited)

	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$94,822	$80,226
Accounts receivable	9,505	7,436
Inventory	6,217	5,868
Prepaids and other current assets	6,490	5,875
Total current assets	117,034	99,405
Non-current assets
Property and equipment	5,139	5,209
Intangible assets	33,730	28,998
Right-of-use assets	13,331	14,168
Deferred tax assets	1,753	1,767
Other non-current assets	6,633	5,762
Total non-current assets	60,586	55,904
Total assets	$177,620	$155,309
Liabilities and equity
Current liabilities
Accounts payable	$7,733	$5,220
Accrued expenses	13,722	13,217
Deferred contract revenue	9,649	5,732
Lease liabilities, current portion	2,485	2,190
Warrant obligations	896	444
Total current liabilities	34,485	26,803
Non-current liabilities
Borrowings	47,466	13,237
Lease liabilities, net of current portion	13,862	14,603
Defined benefit pension liabilities	4,489	3,839
Other non-current liabilities	626	337
Total non-current liabilities	66,443	32,016
Total liabilities	100,928	58,819
Equity
Share capital	4,188	4,188
Share premium	472,355	472,244
Treasury shares	(648)	(702)
Other reserves	80,873	61,037
Accumulated deficit	(480,076)	(440,277)
Total equity	76,692	96,490
Total liabilities and equity	$177,620	$155,309

SOPHiA GENETICS SA
Interim Condensed Consolidated Statements of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Six months ended June 30,
	2025	2024
		(As Recast)[1]
Operating activities
Loss before tax	$(38,534)	$(28,420)
Adjustments for non-monetary items
Depreciation	1,927	2,287
Amortization	2,740	1,809
Finance expense (income), net	4,037	(5,747)
Fair value adjustments on warrant obligations	(20)	(84)
Expected credit loss allowance increase (reversal)	252	(34)
Share-based compensation	8,191	7,797
Movements in provisions and pensions	304	410
Research tax credit	(528)	(283)
Working capital changes
(Increase) decrease in accounts receivable	(1,298)	3,042
Decrease in prepaids and other assets	934	934
Decrease (increase) in inventory	362	(655)
Increase (decrease) in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	2,815	(6,100)
Cash used in operating activities	(18,818)	(25,044)
Income tax paid	(146)	(18)
Net cash flows used in operating activities	(18,964)	(25,062)
Investing activities
Purchase of property and equipment	(130)	(111)
Acquisition of intangible assets	(87)	(167)
Capitalized development costs	(3,250)	(3,637)
Interest received	876	1,795
Net cash flow used in investing activities	(2,591)	(2,120)
Financing activities
Proceeds from exercise of share options	115	298
Interest paid	(1,240)	(572)
Proceeds from borrowings, net of transaction costs	34,563	13,930
Payments of principal portion of lease liabilities	(889)	(1,477)
Net cash flow provided by financing activities	32,549	12,179
Increase (decrease) in cash and cash equivalents	10,994	(15,003)
Effect of exchange differences on cash balances	3,602	(2,852)
Cash and cash equivalents at beginning of the year	80,226	123,251
Cash and cash equivalents at end of the period	$94,822	$105,396
1 Refer to “Note 1—Change in accounting policies—Statement of Cash Flows - Interest Classification”, included as Exhibit 99.1 to the Report on Form 6-K to which this report is included as Exhibit 99.3, for details on change in accounting policy.

SOPHiA GENETICS SA
Reconciliation of IFRS Net Loss to Adjusted EBITDA
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Loss for the period	$(22,414)	$(15,193)	$(39,799)	$(28,897)
Exclude the impact of:
Depreciation	$942	$1,129	$1,927	$2,287
Amortization	1,428	909	2,740	1,809
Interest income	(419)	(951)	(869)	(1,852)
Interest expense	559	501	1,218	644
Fair value adjustments on warrant obligations	(58)	(84)	(20)	(84)
Foreign exchange losses (gains), net	3,078	561	3,677	(4,049)
Income tax expense	762	161	1,265	477
Share-based compensation expense(1)	4,356	4,083	8,191	7,797
Non-cash pension expense(2)	89	96	175	173
Adjusted EBITDA	$(11,677)	$(8,788)	$(21,495)	$(21,695)

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended June 30,					Six months ended June 30,
	2025		2024		Growth	2025		2024	Growth
IFRS revenue	$18,323		$15,808		16%	$36,102		$31,587	14%
Current period constant currency impact	(583)	—	—	0		(165)	0	—
Constant currency revenue	$17,740		$15,808		12%	$35,937		$31,587	14%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Gross Profit and Gross Profit Margin
(Amounts in USD thousands, except percentages)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$18,323	$15,808	$36,102	$31,587
Cost of revenue	(6,053)	(5,032)	(11,624)	(10,406)
Gross profit	$12,270	$10,776	$24,478	$21,181
Amortization of capitalized research and development expenses(3)	1,357	794	2,598	1,521
Adjusted gross profit	$13,627	$11,570	$27,076	$22,702

Gross profit margin	67.0%	68.2%	67.8%	67.1%
Amortization of capitalized research and development expenses(3)	7.4%	5.0%	7.2%	4.8%
Adjusted gross profit margin	74.4%	73.2%	75.0%	71.9%
SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted Operating Loss for the Period
(Amounts in USD thousands)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating loss	$(18,492)	$(15,005)	$(34,528)	$(33,761)
Amortization of capitalized research & development expenses(3)	1,357	794	2,598	1,521
Amortization of intangible assets(4)	71	114	142	288
Share-based compensation expense(1)	4,356	4,084	8,191	7,797
Non-cash pension expense(2)	89	96	175	173
Adjusted operating loss	$(12,619)	$(9,917)	$(23,422)	$(23,982)

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Share-based compensation expense represents the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain a recurring expense for our business and represent an important part of our overall compensation strategy.
(2)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense but remains a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.

(3)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(4)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.